SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, December 4, 2019

To

B3 S.A. – Brasil, Bolsa, Balcão

Attn:     Ana Lucia da Costa Pereira

                Issuer Listing & Oversight Department

C/c: Securities and Exchange Commission of Brazil (CVM)

Attn:     Fernando Soares Vieira, Company Relations Superintendent

Francisco José Bastos Santos, Market and Intermediary Relations Superintendent

Ref: Official Letter 1.059/2019-SLS

Request for clarification of reports in media

Dear Sir/Madam:

With regard to Official Letter 1.059/2019-SLS sent by B3 S.A. – Brasil, Bolsa, Balcão, which is transcribed below, Braskem S.A. (“Braskem” or “Company”) hereby clarifies the following:

December 3, 2019

1.059/2019-SLS

Braskem S.A.

Attn: Pedro van Langendonck Teixeira de Freitas

Investor Relations Officer

Ref: Request for clarification of reports in media

 The report published in the newspaper Valor Econômico, on December 3, 2019, entitled “Odebrecht terá três anos para vender Braskem e quitar dívidas” (Odebrecht will have three years to sell Braskem and settle its debts), includes the following information:

1. The Odebrecht group will have a period of three years to sell Braskem, its largest business;

2. Meanwhile, it will receive R$1 billion in dividends from the petrochemical producer, paid in four annual installments of R$250 million each;

3. These conditions will be included in the agreement that the

We request clarifications on the above items, by December 4, 2019, including whether or not you confirm the information and any other information deemed relevant.

On this matter, Braskem clarifies that it requested a response from Odebrecht with regard to the above questions, with Odebrecht responding as follows:

“1. Odebrecht S.A. – In Court-supervised Reorganization, jointly with its parent companies and certain subsidiaries (collectively, jointly, the “Companies”) filed, on June 17, 2019, for court-supervised reorganization with the 1st Court  of Bankruptcy of the judicial district of São Paulo, under number 1057756-77.2019.8.26.0100.

2.   The General Meeting of Creditors of the Company is scheduled for tomorrow (December 4, 2019), as per the invitation notice published in strict observance of the applicable legislation.

3.   Although the Companies are in constant contact with the creditors in connection with its court-supervised reorganization plan, which is common in such types of procedures, said conversations are of a private and confidential nature and the plan to be opportunely presented by the Companies must be submitted to the consideration and vote of the creditors in the General Meeting of Creditors to be duly convened for such purpose

4.   Specifically with regard to the comments on the potential agreement with the creditor banks involving (i) the obligation to sell the interest held by the Odebrecht Group in Braskem S.A. and (ii) the distribution of dividends by Braskem, we inform that, at this moment, no decisions by the parties have been taken with such regard and no assurances may be given with regard to if, when and under what terms an agreement will in fact be reached.

5.   We will inform Braskem if any new developments occur in the process of the court-supervised reorganization and/or the negotiations with creditors that characterize a material fact requiring its disclosure to the market.”

We remain available to provide any further clarifications that may be deemed necessary.

Sincerely,

Braskem S.A.

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.